FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company:

MDS Inc. (“MDS”)
100 International Blvd.
Toronto, Ontario M9W 6J6

Item 2 - Date of Material Change:

November 10, 2006

Item 3 - News Release:

The news release attached hereto as Schedule “A” was disseminated via CNW Group on November 10, 2006.

Item 4 - Summary of Material Change:

On November 10, 2006, MDS announced that Jim Garner, Executive Vice-President Finance and Chief Financial Officer of MDS, will be leaving MDS effective April 2007. MDS has initiated an executive search to identify a replacement for Mr. Garner.

Item 5 - Full Description of Material Change:

The material change is fully described in the press release attached hereto.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 - Executive Officer:

The executive officer of MDS Inc. who is knowledgeable about this material change and this material change report is Ken Horton, Executive Vice-President, Corporate Development and General Counsel, MDS at (416) 213-4255.

Item 9 - Date of Report:

November 16, 2006

Schedule “A”
MDS Inc. (ticker: MDS.TO, exchange: Toronto Stock Exchange (.TO)) News Release - 11/10/2006 MDS Announces Senior Management Change

TORONTO, Nov. 10, 2006 (Canada NewsWire via COMTEX News Network) -- MDS Inc. (TSX:MDS; NYSE: MDZ), a global life sciences company, announced today that Jim Garner, Executive Vice-President Finance and Chief Financial Officer, will be leaving MDS, effective April 2007. Mr. Garner is committed to completing the current fiscal year as CFO and to ensuring a smooth transition before his departure next year to pursue other career opportunities.

"I would like to personally thank Jim for his commitment and contribution to MDS over his 3 years with the company," said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. "In particular, I appreciate Jim's support during my first year as CEO and his efforts in transitioning MDS to a global life sciences company."

The company has initiated an executive search to identify a replacement for Mr. Garner.

About MDS Inc.

MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day. MDS Diagnostic Services, a business unit of MDS Inc. (TSX: MDS, NYSE: MDZ), is a leading provider of laboratory testing and management services.

SOURCE: MDS Inc.

Investors:
Sharon Mathers
(416) 675-6777 ext. 4721
sharon.mathers@mdsinc.com
Media:
Catherine Melville
(416) 675-6777 ext. 2265<
catherine.melville@mdsinc.com